Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The information filed herewith was posted on US Airways’ website.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as

“may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Login | Join Dividend Miles U.S AIRWAYS Book travel Travel tools Dividend Miles Specials Contact US Google Site Search You are here Home Company info Press room Welcome Welcome Cities Served Loyalty Program Benefits FAQ Best of Both Airlines Operating under the American Airlines name we’re excited to bring you an expanded global network powered by our ability to invest in renewing our fleet, more Wi-Fi across our fleet and offering products and services that will bring you a more connected, comfortable travel experience. Customers will have access to more choices and better service across the combined company’s larger worldwide network and through an enhanced oneworld® Alliance, of which American Airlines is a founding member. At this time, we will continue to operate as two separate carriers flying the same schedules that we do today. As the new American takes shape, we expect to offer even better schedule options in our existing hubs, provide more choices than any other airline across the East Coast and Central U.S. regions, expand our network on the West Coast and enhance our existing loyalty program benefits with more opportunities to earn and redeem miles across the combined network. About US Top links Specials Dividend Miles Travel tools Follow US Company info Vacations All specials Join Dividend Miles Flights Facebook Careers Cars Vacations Log in Web Check-in Twitter Worldwide Diversity Hotels Mileage specials Book with miles Flight status Privacy/Security Cruises e-Saver Earn miles Manage flights Settings/Support Travel agents A STAR ALLIANCE MEMBER

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U.S AIRWAYS Book travel Travel tools Dividend Miles Specials Contact US Google Site Search You are here Home Company info Press room Welcome Welcome Cities Served Loyalty Program Benefits FAQ More Choices, Increased Service With over 6,700 daily flights to 336 locations in 56 countries worldwide, the new American Airlines will offer flights to more destinations, greater schedule options and worldwide connectivity through the oneworld Alliance®. The combined airline will have the most service across the East and Central regions of the U.S.—including a convenient East Coast shuttle to support business and leisure travelers alike, as well as an expanded presence and stronger network in the Western U.S. The combined company is expected to maintain all hubs currently served by American Airlines and US Airways (Charlotte, Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington D.C.) so you can enjoy all the connections you always have—plus many more as our two complementary networks come together. Frequent flyers, corporate customers and oneworld members will have yet another reason to fly the new American Airlines. The combined airline will offer unparalleled benefits with the new American’s loyalty program, with unmatched redemption options and more ways to earn and redeem miles from an expanded global network of options and partnerships. Download the combined U.S. routemap (pdf) Download the combined international routemap (pdf) Combined U.S. route map (click for larger version) Combined international route map (click for larger version) About US Top links Specials Dividend Miles Travel tools Follow US Company info Vacations All specials Join Dividend Miles Flights Facebook Careers Cars Vacations Log in Web Check-in Twitter Worldwide Diversity Hotels Mileage specials Book with miles Flight status Privacy/Security Cruises e-Saver Earn miles Manage flights Settings/Support Travel agents A STAR ALLIANCE MEMBER

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Frequently Asked Questions

Below please find a set of questions that may help to address any inquiries you may have. For detailed information about the merger please visit: newAmericanarriving.com

1. Will my future reservations on US Airways be affected?
No – you will not see any changes to your existing travel reservations. You should continue to book, track and manage flights through usairways.com.

2. What does an American Airlines-US Airways merger mean for me?
Our customers will have access to more choices and better service across a larger global network, as well as the expanded international opportunities that come with a stronger **oneworld**® Alliance. The combined company is expected to provide the most service in the East Coast; including the US Airways Shuttle, Central regions of the U.S., and become a stronger competitor with a greater network presence on the West Coast. It is also expected to have the world's largest loyalty program, as well as the youngest and most fuel-efficient fleet among its U.S. airline peers within five years.

3. What changes can I expect to see immediately?
As we work toward completing the merger, it remains business as usual at US Airways and American Airlines—nothing will immediately change. We expect the transaction to be completed in the third quarter of 2013.

For now, you can continue to book, track and manage flights through usairways.com, and earn Dividend Miles by flying with us and through our numerous mileage partners. Existing miles will be honored, and there will be no impact to your US Airways MasterCard® or US Airways Visa® card.

4. Will you still keep flying to my city?
The combined company is expected to maintain all existing hubs and service to all destinations currently served by American Airlines and US Airways, and to expand small-city service, providing significant benefits to those communities.

5. What will be the impact on international service?
Customers will have access to more choices and better service across a larger global network, as well as the expanded international opportunities that come with a stronger **oneworld** Alliance.

6. Can I now fly American Airlines with my US Airways ticket and vice versa?
No – American Airlines and US Airways will remain independent airlines until the merger closes, and you should continue to book, track and manage flights on usairways.com as you normally do.

7. Do I need to sign up for American Airlines' frequent flyer program?
No – until the merger closes, American Airlines and US Airways will remain separate companies, and each will maintain its current loyalty program. We'll keep you updated on our progress to merge both programs.

8. Can I continue to earn and redeem miles for travel awards with Star Alliance partners?
Yes – until the merger closes, you can continue to earn and redeem mileage with our Star Alliance partners.

9. When will the merger be completed?
The merger must be approved by the U.S. Bankruptcy Court for the Southern District of New York, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. We expect the transaction to be completed in the third quarter of 2013.

10. What will the new company be called?
The combined airline will retain the iconic American Airlines name, one of the most recognized brand names in the world.

About US	Top links	Specials	Dividend Miles	Travel tools	Follow US
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Welcome

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Frequent Flyer Benefits

Enjoy a more rewarding travel experience with US Airways Dividend Miles® and American Airlines AAdvantage®. Both programs are among the most popular loyalty programs in the world and will continue to offer best-in-class elite programs, unmatched redemption options and more ways to earn miles from an expanded global network of routes and partnerships.

Until the merger is complete, US Airways and American Airlines will remain separate companies and each company will maintain its current loyalty programs (US Airways – Dividend Miles and American Airlines – AAdvantage). Existing miles will be honored, and there will be no impact to your US Airways MasterCard® or US Airways Visa® card. You can continue to earn and redeem mileage for travel awards with us and our Star Alliance partners. You can also continue to book, track and manage flights on usairways.com.

American Airlines AAdvantage

U·S AIRWAYS® DIVIDEND MILES



About US: Company info, Careers, Worldwide Diversity, Privacy/Security, Settings/Support

Top links: Vacations, Cars, Hotels, Cruises

Specials: All specials, Vacations, Mileage specials, e-Saver

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Travel tools: Flights, Web Check-in, Flight status, Manage flights, Travel agents

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Book travel · Travel tools · Dividend Miles · Specials · Contact US

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You are here → Home → Company info → Press room → Welcome

Welcome | Cities Served | Loyalty Program | Benefits | FAQ

The New American Is Arriving

We are pleased to announce that American Airlines and US Airways will combine to create a premier global airline. Our combined airline joins two highly complementary networks with access to the best destinations around the globe – offering you increased choices, improved efficiency and better options to explore the globe with our **oneworld**® Alliance.

The combined company will retain the iconic American Airlines brand name, and will provide you with more choices and better service throughout the world. The combined company will be headquartered in Dallas-Fort Worth and will maintain a significant corporate, operational and hub presence in Phoenix.

I invite you to learn more about the American Airlines-US Airways merger and its many benefits by exploring this section of our website. For additional information, you can also visit newAmericanarriving.com.

Thank you for your business and your support – we look forward to continuing to serve you on US Airways and on the new American Airlines.

Sincerely,

Doug Parker
Chairman and CEO, US Airways

Read our press release

American Airlines

U·S AIRWAYS®



Additional Information and Where To Find It

American and US Airways expect to file documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read these documents carefully and in their entirety when they become available because they will contain important information about the proposed transaction. US Airways, American and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of American and US Airways is set forth in the companies' filings with the SEC, including their respective Annual Reports on Form 10-K. Documents filed with the SEC by American and US Airways are available at the SEC's website at sec.gov. Copies of the documents filed with the SEC by US Airways can also be obtained free of charge on US Airways' website at usairways.com. Copies of the documents filed with the SEC by American can be obtained free of charge on American's website at aa.com. Also see newAmericanarriving.com for more important information about the proposed transaction.

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